UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 12-31-2011

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M Comras	London, U.K.	02-02-2012
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 21

Form 13F Information Table Value Total: 222,118
                                                 (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGCO CORP	COM	001084 10 2	5,213	121,313	SH		SOLE		121,313		
AGNICO EAGLE MINES LTD	COM	008474 10 8	9,359	257,668	SH		SOLE		257,668		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	12,360	350,739	SH		SOLE		350,739		
CELGENE CORP	COM	151020 10 4	15,095	223,305	SH		SOLE		223,305		
CHECKPOINT SYS INC	COM	162825 10 3	13,125	249,819	SH		SOLE		249,819		
COTT CORP QUE	COM	22163N 10 6	6,818	1,089,181	SH		SOLE		1,089,181		
DREAMWORKS ANIMATION SKG INC	CL A	26153C 10 3	4,527	272,800	SH		SOLE		272,800		
GOLDCORP INC NEW	COM	380956 40 9	11,383	257,248	SH		SOLE		257,248		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	10,955	161,083	SH		SOLE		161,083		
KIMBERLY CLARK CORP	COM	494368 10 3	149	2,024	SH		SOLE		2,024		
MEDTRONIC INC	COM	585055 10 6	13,251	346,436	SH		SOLE		346,436		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	7,083	482,477	SH		SOLE		482,477		
PFIZER INC	COM	717081 10 3	18,762	867,008	SH		SOLE		867,008		
SARA LEE CORP	COM	803111 10 3	22,661	1,197,751	SH		SOLE		1,197,751		
SHUFFLE MASTER INC	COM	825549 10 8	8,285	706,896	SH		SOLE		706,896		
SOUTHWESTERN ENERGY	COM	845467 10 9	8,848	277,023	SH		SOLE		277,023		
SYMANTEC CORP	COM	871503 10 8	10,211	652,487	SH		SOLE		652,487		
TYCO INTERNATIONAL LTD	SHS	H89128 10 4	13,228	283,188	SH		SOLE		283,188		
ULTRA PETROLEUM	COM	903914 10 9	9,762	329,457	SH		SOLE		329,457		
WD-40 CO	COM	929236 10 7	343	8,499	SH		SOLE		8,499		
YAMANA GOLD INC	COM	98462Y 10 0	20,700	1,409,140	SH		SOLE		1,409,140		